UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO § 240.13d-2(a)) UNDER THE
SECURITIES EXCHANGE ACT OF 1934

THERAPEUTICSMD, INC.
(Name of Issuer)

COMMON STOCK, $0.001 PAR VALUE PER SHARE
(Title of Class of Securities)

88338N 10 7
(CUSIP Number)

STEVEN G. JOHNSON
804 Tree Haven Court
Highland Village, TX  75077
(214) 912-2326
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 18, 2011
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88338N 10 7			Page 2 of 7 Pages

1.	Name of Reporting Persons.

Steven G. Johnson
2.	Check the Appropriate Box if a Member of a Group		(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds

PF – Personal Funds
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)		☐

6.	Citizenship or Place of Organization

United States
Number of Shares	7.	Sole Voting Power
Beneficially Owned		7,872,743
by Each Reporting	8.	Shared Voting Power
Person With		-0-
	9.	Sole Dispositive Power
7,872,743
	10.	Shared Dispositive Power
-0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person
7,872,743
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13.	Percent of Class Represented by Amount of Row (11)

9.68%
14.	Type of Reporting Person

IN

CUSIP No. 88338N 10 7			Page 3 of 7 Pages

1.	Name of Reporting Persons.

S.J. Capital, LLC, an entity solely controlled by Steven G. Johnson
2.	Check the Appropriate Box if a Member of a Group		(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds

PF – Personal Funds
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)		☐

6.	Citizenship or Place of Organization

United States
Number of Shares	7.	Sole Voting Power
Beneficially Owned		7,750,000
by Each Reporting	8.	Shared Voting Power
Person With		-0-
	9.	Sole Dispositive Power
7,750,000
	10.	Shared Dispositive Power
-0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

7,750,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13.	Percent of Class Represented by Amount of Row (11)

9.54%
14.	Type of Reporting Person

OO

CUSIP No. 88338N 10 7	Page 4 of 7 Pages

Item 1.                   Security and Issuer

The class of equity securities to which this Schedule 13D relates is the common stock, $0.001 par value, of TherapeuticsMD, Inc., f/k/a AMHN, Inc., a Nevada corporation (“Company” or “Issuer”).  The address of the principal executive office of the Company is 951 Broken Sound Parkway NW, Suite 320, Boca Raton, FL  33487.

Item 2.                   Identity and Background.

(a)           Names:  Steven G. Johnson and S. J. Capital, LLC, an entity solely controlled by Mr. Johnson (“S.J. Capital”) (the “Reporting Persons”).

(b)           Residence or Business Address of Reporting Persons:

804 Tree Haven Court, Highland Village, TX  75077.

(c)           Present principal occupation or employment of Reporting Persons:

Steven G. Johnson currently serves as President, Chief Operating Officer and Director of CareView Communications, Inc., a Nevada corporation.

(d)           During the last five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           During the last five years, the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding violation with respect to such laws.

(f)           Citizenship:  Mr. Johnson is a citizen of the United States of America.

Item 3.                   Source and Amount of Funds or Other Consideration.

PF-Personal Funds

Acquisition of Shares of the Issuer

Mr. Johnson, through First Conquest Investment Group, LLC, an entity solely owned by him (“First Equity”), owned a convertible promissory note in the principal amount of $105,000 (the “Note”).  On October 18, 2011, the Company and First Equity, on behalf of its assigns, entered into a Debt Conversion Agreement to convert the Note into an aggregate of 10,000,000 shares.  First Equity did not receive any of the shares; however, S. J. Capital received 7,750,000 shares.  (For further information, see the Company’s Current Report on Form 8K filed with the Commission on October 24, 2011 and exhibits thereto which are incorporated herein by reference.)

CUSIP No. 88338N 10 7	Page 5 of 7 Pages

Acquisition of Derivative Securities of the Issuer

Common Stock Purchase Warrant (“Warrant”)

On June 2, 2011, VitaMedMD, LLC, a Delaware limited liability company (“VitaMed”) issued Mr. Johnson a Warrant for 100,000 units of VitaMed.  On October 4, 2011, the Company closed an Agreement and Plan of Merger (“Merger Agreement”) with VitaMed and assumed and re-issued the Warrant pursuant to the terms of the Merger Agreement and the Conversion Ratio determined therein.  As a result, Steve Johnson owns a Warrant for 122,743 underlying shares of the Company’s Common Stock at an exercise price of $0.407355 per share.  The underlying shares of the ten-year warrant were fully vested at issuance.  The Warrant was issued in connection with a loan made to VitaMed on June 2, 2011 in the principal amount of $500,000.  The loan was repaid on July 18, 2011 from the proceeds of a $500,000 loan made by Mr. Johnson to VitaMed.  The loan bears interest at the rate of six percent (6%) per annum and is due on July 17, 2012.

Item 4.                   Purpose of Transaction.

See Item 3 above.

The Reporting Persons have no plans which relate to or would result in:

(a)           The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b)           An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c)           A sale or transfer of a material amount of assets of the issuer or of any of its subsidiaries;

(d)           Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)           Any material change in the present capitalization or dividend policy of the issuer;

(f)           Any other material change in the issuer’s business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote  is required by Section 13 of the Investment Company Act of 1940;

(g)           Changes in the issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h)           Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

CUSIP No. 88338N 10 7	Page 6 of 7 Pages

(i)           A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)           Any action similar to any of those enumerated above.

Item 5.                    Interest in Securities of the Issuer.

(a)   Mr. Johnson owns zero shares directly, but beneficially owns 7,750,000 shares of the Company’s Common Stock through S. J. Capital. He also directly owns a Warrant for the purchase of an additional 122,743 shares of the Company’s Common Stock bringing his beneficial ownership to an aggregate of 7,782,743 shares. The percentage of class for Mr. Johnson is 9.68% and is based on 81,327,509 shares which would be outstanding if the abovementioned Warrant was exercised.

(b)   Mr. Johnson has sole power to vote or direct the vote and sole power to dispose or to direct the disposition of the 7,782,743 shares of the Company’s Common Stock owned indirectly or to be acquired directly by him through the exercise of the Warrant.  (See Rows 7-10 of page 2 herein.)

(c)   Please see Item 3 above for the description of the transaction relative to the shares and derivative securities acquired by the Reporting Persons.

(d)   The Reporting Persons know of no other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares or  derivative securities.

(e)   Not applicable.

Item 6.                   Contracts, Arrangements, Understandings or Relationships With Respect to Securities of Issuer

Except for as outlined herein, the Reporting Persons have no contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.                   Material to be Filed as Exhibits.

Exhibit No.	Date of Document	Description of Document
10.0	07/18/11	Agreement and Plan of Merger by and among AMHN, Inc., VitaMedMD, LLC and VitaMed Acquisition, LLC(1)
10.1	n/a	Common Stock Purchase Warrant, form of(2)
10.2	10/18/11	Debt Conversion Agreement(3)

(1)	Filed as an exhibit to the Company’s Current Report on Form 8-K filed with the Commission on July 21, 2011, which report and exhibits are incorporated herein by reference.
(2)	Filed as an exhibit to the Company’s Current Report on Form 8-K filed with the Commission on October 11, 2011, which report and exhibits are incorporated herein by reference.
(3)	Filed as an exhibit to the Company’s Current Report on Form 8-K filed with the Commission on October 24, 2011, which report and exhibits are incorporated herein by reference.

CUSIP No. 88338N 10 7	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	October 24, 2011	By:	/s/ Steven G. Johnson
Steven G. Johnson, an individual, and as Sole Member of S. J. Capital, LLC